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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          AMENDMENT 1 TO SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                           Sea Pines Associates, Inc.
                                (Name of Issuer)

                           Sea Pines Associates, Inc.
                          Sea Pines Associates Trust I
                      (Name of Person(s) Filing Statement)

                            Series A Preferred Stock
   ($0.722 Dividend Rate / $7.60 Liquidation Preference and Redemption Price)
                         (Title of Class of Securities)

                                    811412204
                      (CUSIP Number of Class of Securities)

           Michael E. Lawrence                               Copy to:
        Chief Executive Officer                           John W. Currie
       Sea Pines Associates, Inc.                      McNair Law Firm, P.A.
           32 Greenwood Drive                          Post Office Box 11390
Hilton Head Island, South Carolina 29928          Columbia, South Carolina 29211
             (843) 785-3333                               (803) 799-9800
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  On Behalf of the Person(s) Filing Statement)

                                December 22, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            Calculation of Filing Fee

Transaction Valuation                                     Amount of Filing Fee
$7,218,000(1)                                                     $1,443.60(2)

(1) This amount is based upon the exchange of each outstanding share of Series A Cumulative Preferred Stock for either 2.5 shares of Sea Pines Associates, Inc. common stock, without par value, or one 9.5% Trust Preferred Security (liquidation amount of $7.60 per security) of Sea Pines Associates Trust I. Currently there are 1,228,350 shares of Series A Cumulative Preferred Stock outstanding.

(2) Such a fee comprises one-fiftieth of one percent of the aggregate amount of $7,218,000, the book value of the outstanding shares of Series A Cumulative Preferred Stock as of October 31, 1999.


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[X]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                $1,443.60

         Form or Registration No.:              Schedule 13E-4

         Filing Party:                          Sea Pines Associates, Inc.
                                                Sea Pines Associates Trust I

         Date Filed:                            December 22, 1999


       AMENDMENT NO. 1 TO ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                                  INTRODUCTION

         This Amendment No. 1, dated February 3, 2000, supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission on December 22, 1999 by Sea Pines Associates, Inc. (the "Company") and Sea Pines Associates Trust I (the "Trust"), regarding the offer by the Company and the Trust to exchange each share of the Company's outstanding Series A Cumulative Preferred Stock ($0.722 Dividend Rate / $7.60 Liquidation Preference and Redemption Price) ("Series A Preferred Stock"), for either 2.5 shares of the Company's common stock, without par value ("Common Stock"), or one 9.5% Trust Preferred Security (Liquidation Amount of $7.60 per Trust Preferred Security) of the Trust upon the terms and subject to the conditions set forth in the Exchange Offer dated December 21, 1999 (the "Exchange Offer") and in the related Letter of Transmittal (the "Letter of Transmittal"). Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Exchange Offer and the Letter of Transmittal (which together constitute the "Offer") were included as exhibits to and incorporated by reference in the Original Statement.

         Under the original terms of the Offer, the Offer was to expire at 12:00 midnight, Eastern Standard Time, on January 31, 2000. In a Press Release dated February 2, 2000, the Company and the Trust announced their intention to extend the Expiration Date of the Offer to 12:00 midnight, Eastern Standard Time, on February 15, 2000.

         This Amendment constitutes the first amendment to the Original Statement in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended, and General Instruction E to Schedule 13E-4. This Amendment supplements and amends the Original Statement to change the date on the cover page naming the date on which the Offer was first published, sent or given to security holders from December 21, 1999 to the correct date,



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December 22, 1999, and to amend the Offer to extend the Expiration Date of the
Offer to February 15, 2000. The Company's February 2, 2000 Press Release is attached hereto as Exhibit (a)(10).

         Only those items of the Original Statement that are amended and supplemented hereby are included herein.

Item 9.  Material to be Filed as Exhibits.

         The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:

(a)(10)  Press Release by the Company dated February 2, 2000

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2000

                                          SEA PINES ASSOCIATES, INC.


                                          By: /s/ Michael E. Lawrence
                                              ---------------------------------
                                                   Michael E. Lawrence
                                          Its:     Chief Executive Officer

                                          SEA PINES ASSOCIATES TRUST I


                                          By: /s/ Michael E. Lawrence
                                              ---------------------------------
                                                   Michael E. Lawrence
                                          Its:     Administrative Trustee



                                  EXHIBIT INDEX

Exhibit
Number            Description
-------           -----------

9.(a)(10)         Press Release by the Company dated February 2, 2000


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